January 7, 2025

Adam Mostafa
Chief Financial Officer
X4 Pharmaceuticals, Inc
61 North Beacon Street, 4th Floor
Boston, MA 02134

       Re: X4 Pharmaceuticals, Inc
           Form 10-K for fiscal year ended December 31, 2023
           Form 10-Q for the quarterly period ended September 30, 2024 File No. 001-38295
Dear Adam Mostafa:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences